EXHIBIT 99.1

NORTHERN ROCK PLC
ANNUAL OFFICER'S CERTIFICATE OF COMPLIANCE

The undersigned, a duly authorized representative of Northern Rock plc, acting as administrator (the "Administrator"), pursuant to the Fifth Amended and Restated Administration Agreement among the Administrator, Northern Rock plc, as Seller, Granite Finance Trustees Limited, as Mortgages Trustee, Granite Finance Funding Limited, as Funding and The Bank of New York, as Security Trustee, dated June 25, 2004, as amended from time to time (the "Administration Agreement"), certifies that:

1. As of the date hereof, Northern Rock plc is the Administrator of Granite Mortgages 03-1 plc.

2. A review of the activities of the Administrator during the calendar year ended December 31, 2003 and its performance under the Administration Agreement has been made under my supervision.

3. Based on such review, to my knowledge and after making appropriate enquiries, the Administrator has fulfilled its obligations under the Administration Agreement relating to Granite Mortgages 03-1 plc throughout the financial year ended December 31, 2003, except as may be set forth in paragraph 4 below.

4.   The following is a description of any exceptions to paragraph 3. above:

     None.

Capitalized terms used but not defined in this Officer's Certificate have their respective meanings set forth in the Administration Agreement, unless the context requires otherwise or unless otherwise defined in the Officer's Certificate.


IN WITNESS WHEREOF, the undersigned has duly executed this Officer's Certificate this 29th day of June, 2004.


/s/ R F Bennett
---------------------
Name:   R F Bennett
Title:  Director